Entourage Mining Ltd. A Metal Exploration Company Suite 614 – 475 Howe Street Vancouver BC V6C 2B3 OTCBB:ETGMF

Entourage Adds Joint Venture Partners to Nevada Gold Project

April 26, 2005

Entourage Mining Ltd. (the “Company”) announces that the Company has added two partners to participate in its Black Warrior gold/silver project in Esmeralda County Nevada (the “Nevada Gold Project”).

United Carina Resources Corp. (UCA: TSX.V) and CMKM Diamonds Inc. (CMKX.PK) have each been granted the right to acquire a 10% interest in the Nevada Gold Project. Each of the optionees can exercise its option to acquire a 10% interest by:

(a)	paying $40,000 to Entourage upon Entourage executing its sub-lease option agreement to purchase a 100% beneficial interest in the Nevada Gold Project; and
(b)	making $85,000 USD in work commitments or an amount equal to but not to exceed 10% of Entourage’s work expenditures on the Nevada Gold Project.

Entourage welcomes the participation of these companies as the size of the Nevada Gold Project is increasing as more claims are being staked contiguous to the original Black Warrior claim blocks. The company is awaiting drill permits from the Bureau of Land Management and expects to have an extensive drill program underway in the near future.

Entourage Mining Ltd.

“Gregory F. Kennedy”

Gregory F. Kennedy
President

For further information call: Craig Doctor at 604-278-4656

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com